UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission file number 1-14893

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PBG 401(k) Savings Program

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Pepsi Bottling Group, Inc.
One Pepsi Way
Somers, New York 10589

PBG 401(k) Savings Program

INDEX

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Public Accountants

The Plan Administrator and Participants
PBG 401(k) Savings Program

We have audited the accompanying statements of assets available for plan benefits of PBG 401(k) Savings Program (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in assets available for plan benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of PBG 401(k) Savings Program as of December 31, 2008 and 2007, and the changes in its assets available for plan benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

Roseland, New Jersey
June 24, 2009

PBG 401(k) Savings Program

Statements of Assets Available for Plan Benefits

As of December 31, 2008 and 2007

(in thousands)

	2008	2007
Assets		
Investments:		
Plan interest in PBG Master Trust, at fair value (Note 3)	$ 539,810	$ 740,923
Participant loans	36,882	34,273
Total investments	576,692	775,196
Receivables:		
Participant contributions	1,366	1,471
Employer contributions	601	596
Total receivables	1,967	2,067
Assets reflecting investments at fair value	578,659	777,263
Adjustment from fair value to contract value for interest in PBG Master Trust relating to fully-benefit responsive investment contracts (Note 5)	8,231	1,349
Assets available for plan benefits	$ 586,890	$ 778,612

See accompanying notes to the financial statements.

PBG 401(k) Savings Program

Statement of Changes in Assets Available for Plan Benefits

Year Ended December 31, 2008

(in thousands)

Additions to /(deductions from) assets attributed to:	
Investment income/(loss):	
Plan's interest in net investment income/(loss) of PBG Master Trust (Note 3)	$ (234,154)
Interest on participant loans	2,894
	(231,260)
Contributions:	
Participant	56,319
Employer	19,185
	75,504
Total additions/(deductions)	(155,756)
Deductions from assets attributed to:	
Benefits paid to participants	47,934
Total deductions	47,934
Net decrease in assets prior to plan mergers and transfers	(203,690)
Net transfers from PBG 401(k) Program (Note 1)	11,968
Net decrease in assets available for plan benefits	(191,722)
Assets available for plan benefits at beginning of year	778,612
Assets available for plan benefits at end of year	$ 586,890

See accompanying notes to the financial statements.

PBG 401(k) Savings Program

Notes to Financial Statements

(tabular dollars in thousands)

(1) Summary Plan Description

The following brief description of the PBG 401(k) Savings Program (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by The Pepsi Bottling Group, Inc ("PBG"). The Plan was created as of January 1, 2001, as a result of the PBG 401(k) Plan being split into two separate 401(k) plans. The PBG 401(k) Plan was split into the PBG 401(k) Program and the Plan. The participant's rights under both plans are identical, and have not changed due to the split. Each is a separate plan and has distinct participation criteria. Based on a change in the participant employment status, participants can transfer from the PBG 401(k) Program into the Plan. Both 401(k) plans referred to above participate in the Defined Contribution Plans Master Trust (the "PBG Master Trust" or the "Trust") which is governed by the Trust Agreement between The Pepsi Bottling Group, Inc. and Fidelity Management Trust Company. There are no other plans that participate in the Trust.

The Plan document designates the groups and classes of employees that are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions

Each participant in the Plan may elect to contribute up to 25% of his or her eligible pre-tax earnings, as defined in the Plan. For calendar year 2008, the maximum pre-tax contribution permitted under federal law was $15,500. However, a participant's contributions may be further limited as a result of the nondiscrimination test criteria as defined by the Internal Revenue Code ("IRC").

Participants who reach age 50 during the year are allowed to make additional catch-up contributions to the Plan. For calendar year 2008, the maximum catch-up contribution permitted under federal law was $5,000; resulting in an overall maximum of $20,500 for qualifying participants.

Participants may also make rollover contributions, representing lump sum distributions from other qualified defined benefit or defined contribution plans.

PBG makes matching contributions to the Plan on behalf of eligible participants. Effective January 1, 2007, matching contributions will be invested in funds elected by the participant. The catch-up contributions are not eligible for matching contributions. For the first four percent of pay a participant elects to contribute to the Plan, participants with less than 10 years of service will receive a matching contribution equal to 50% of their contribution amount and participants with at least 10 years of service will receive a matching contribution equal to 100% of their contribution amount.

Beginning January 1, 2007, newly hired non-union employees that are eligible to participate in the Plan receive an additional Company Retirement Contribution ("CRC") equal to two percent of their compensation.

Effective April 1, 2009, certain salaried and non-union employees that did not meet certain age and service requirements no longer continue to accrue benefits under a PBG sponsored defined benefit pension plan. As such, as of this date, those employees that are eligible to participate in the Plan became eligible for the CRC. In addition, the CRC was changed so that participants with at least 10 years of service will receive a three percent contribution. Participants with less than 10 years of service will receive the CRC at the existing two percent level. Although the Plan amendment occurred after receiving the tax determination letter (See Note 6), the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) PBG's matching contribution, (b) the CRC, as applicable, and (c) Plan earnings, and charged with an allocation of administrative expenses, if applicable. Allocations are based on participant earnings or account balance, or are made on a per participant basis as may be defined in the Plan or in guidelines established under the Plan.

Participant Loans

Participants may borrow from their fund accounts. The loans are subject to a $1,000 loan minimum. The maximum allowable loan is equal to the lesser of 50% of the participant's vested balance or $50,000 minus the highest outstanding loan balance during the preceding one-year period. The loans are secured by the balance in the participant's account and bear interest at rates based on the prime rate plus one percent. Interest on loans is allocated to each of the remaining funds based upon the participant's contribution election percentages. Principal and interest are paid ratably through payroll deductions. Any loans outstanding are treated as a taxable distribution to the participant if the loans are not repaid as specified in the Plan document. In addition, a one-time loan origination fee of $35 is charged to the account of those participants who obtain a loan and a quarterly maintenance fee is charged on loans with an outstanding balance. The CRC portion of the participant's account balance may not be used for any loans.

Allocation of Participant Contributions

Participants must allocate their contribution to the Plan by specifying the percentage to be invested in any or all of the separate investment options maintained under the Plan. If a participant elects to contribute to the Plan but fails to designate an investment option, the participant's contributions will be invested in the Plan's default fund, which is the Fidelity Freedom Fund with the target date that is closest to the year in which the participant will reach age 65.

Liquidity

Fidelity Management Trust Company, the trustee of the Plan (the "Trustee"), has been authorized in accordance with investment guidelines established by PBG to invest a portion of the assets of each investment option under the Plan in short-term investment funds managed by the Trustee or to hold a portion of those assets in cash. The percentage of assets held for this purpose is normally expected to range from zero percent to ten percent; under extraordinary circumstances, the percentages may be temporarily higher.

(tabular dollars in thousands)

Vesting

A participant is fully and immediately vested in the participant's contributions and any gains or losses thereon. A participant will become fully vested in the PBG matching contribution, CRC, as applicable, and any gains or losses thereon when any of the following occurs: the participant completes three years of eligible service, reaches normal retirement age, dies while employed by PBG or receives a transfer to PepsiCo, Inc. that is approved by PBG. If a participant was actively employed on December 31, 2006 and worked at least one hour after that date and has less than three years of service, he or she is partially vested based on the following: less than two years, 0%; two years, 25%; three years, 100%. If a participant was hired and actively employed after January 1, 2007, no partial vesting schedule applies; the participant will be fully vested at three years of service.

Forfeitures

Forfeitures may be used to reduce PBG matching contributions to the Plan, or they may be used to pay expenses, as determined by PBG, the administrator of the Plan ("Plan Administrator"), at its sole discretion. During 2008, employer contributions were reduced by $459,000 from forfeited accounts. At December 31, 2008 and 2007, $13,000 and $27,000, respectively, was available to pay for future administrative expenses of the Plan or to reduce future PBG matching contributions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant or their beneficiary may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a ten-year period. Additionally, the participant or their beneficiary may elect to receive his or her vested balance in the PBG Stock Fund in whole shares of PBG common stock. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(2) Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.

Investment Valuation and Income Recognition

The Plan's investments are held in the Trust. The following are the investment valuation and income recognition policies of the Trust and the Plan.

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements. However, contract value is the relevant measurement for that portion of the assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in these types of investment contracts through the PBG Trust. The Statements of Assets Available for Plan Benefits present the fair value of the investment in the Trust as well as the adjustment of the investment in the Trust from fair value to contract value relating to these full benefit-responsive investment contracts. The Statement of Changes in Assets Available for Plan Benefits is prepared on a contract value basis. See Note 5 for further information.

Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Standard

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("SFAS 157"), which establishes a framework for reporting fair value and expands disclosures about fair value measurements. The Plan adopted SFAS 157 as it applies to financial assets in 2008. The adoption of SFAS 157 did not have a material impact on our financial statements. For further information about the fair value measurements of the financial assets, see Note 4.

(3) Investment in PBG Master Trust

The Trust permits the commingling of various investments that fund Company-sponsored benefit plans for investment and administrative purposes. Although assets are commingled in the Trust, Fidelity Investments Institutional Operations Company, Inc, the record keeper of the Plan, maintains records for the purpose of allocating contributions and changes in net assets of the Trust to participating plans based upon each plan's proportionate interest in the Trust.

(tabular dollars in thousands)

The investments of the Trust, at fair value, as of December 31, 2008 and 2007 were:

	2008	2007
Common stock	$193,562	$334,180
Commingled trust funds	189,004	287,576
Stable value fund	140,443	135,202
Mutual funds	131,916	160,850
Cash and cash equivalents [1]	24,661	15,292
Total investments of PBG Master Trust	$679,586	$933,100
Total investments applicable to PBG 401(k) Savings Program	$539,810	$740,923

[1] Cash and cash equivalents represent the cash balances within each investment fund.

The following presents investments that represent 5% or more of the Trust's assets as of December 31, 2008 and 2007:

	2008	2007
PBG Stock Fund	$186,617	$324,555
Large Cap Equity Index Fund	111,243	181,995
Security Plus Fund	165,412	140,020

Net investment income/(loss) of the Trust for the year ended December 31, 2008 is as follows:

Net depreciation in fair value of investments:	
Common stock	$(142,535)
Commingled trust funds	(98,796)
Mutual funds	(67,396)
Net depreciation in fair value of investments	(308,727)
Interest and dividends	18,014
Investment expenses	(657)
Net investment loss of PBG Master Trust	$(291,370)
Plan's interest in net investment income/ (loss) of PBG Master Trust	$(234,154)

At December 31, 2008 and 2007, the Plan's interest in the assets of the Trust was approximately 79%.

(4) Fair Value Measurements

As stated in Note 2, the Plan adopted SFAS 157 on January 1, 2008 for all financial instruments valued on a recurring basis as least annually. As defined in SFAS 157, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, SFAS 157 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to level 1 inputs.

Level 2: Observable inputs other than level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuation in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to level 3 inputs.

In determining fair value, the Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

The investments in each option (except for the PBG Stock Fund, Security Plus Fund, Fidelity BrokerageLink, commingled trust funds and the participant loan account) consist of mutual funds and are valued in units at quoted market values.

The PBG Stock Fund is valued based on quoted market prices.

Investments in the Security Plus Fund, which is a stable value fund that consists of a wrapped bond portfolio, are valued at fair value and adjusted to contract value (see Note 5). The fair value of the wrapped bond portfolio equals the total of the fair value of the underlying bonds plus the fair value of the wrapper contracts. The fair value of the wrapper contract is computed using a replacement cost approach that incorporates a comparison of the current fee rate on similar wrapper contracts to the fee being paid by the Plan as well as any accrued but unpaid fees as of the balance sheet date. The fair value of the underlying bonds and the wrapper contract are reported to the Plan by the investment manager (AllianceBernstein L.P.).

Investments in the Fidelity BrokerageLink are valued based on quoted market prices of participants' investments.

Shares of commingled trust funds are stated at fair value, which represents the net asset value of shares held by the Plan as reported by the investment manager of the fund.

(tabular dollars in thousands)

The various investment options may contain short-term investments that are recorded at cost, which approximates fair value.

Participant loans are valued at cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes by level, within the fair value hierarchy, the financial assets of the PBG Master Trust measured at fair value as of December 31, 2008:

Assets	Level 1	Level 2	Level 3	Total
Common Stock	$193,562			$193,562
Mutual Funds	131,916			131,916
Commingled Trust Funds		$189,004		189,004
Cash & Cash Equivalents	24,661			24,661
Stable Value Fund		140,443		140,443
Total PBG Master Trust assets at fair value	$350,139	$329,447	$ -	$679,586

In addition, Participant Loans are classified as level 3 assets and had a fair value of approximately $36,882,000 as of December 31, 2008.

The following table sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2008:

Year Ended December 31, 2008

	Participant Loans
Balance, beginning of year	$34,273
Loan issuances, repayments and defaults (net)	2,609
Balance, end of year	$36,882

(5) Wrapped Bond Portfolio in Stable Value Fund

The Trust holds investments in a wrapped bond portfolio as part of the Stable Value Fund. The investments in the wrapped bond portfolio are presented at fair value on the table of the investments held in the Trust (Notes 3 and 4).

For the purpose of determining the net assets available for benefits, a wrapped bond portfolio is generally valued at contract value, rather than fair value, to the extent the wrapper contracts are fully benefit-responsive. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses. The wrapper contracts used by the Plan are fully benefit-responsive because the wrapper contract issuers are contractually obligated to make up any shortfall in the event that the underlying bond portfolio has been liquidated and is inadequate to cover participant withdrawals and transfers at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

The Stable Value Fund has wrapper contracts issued by Aegon Institutional Markets and AIG Financial Products Corporation. Both contracts have essentially identical terms. The crediting rate, which is reset quarterly, can never fall below zero. The crediting rate formula smoothes the impact of interest rate changes on participant returns by amortizing any difference between market value and book value over a period equal to the duration of the portfolio benchmark.

The key factors that influence the path of the crediting rate include the history and future of interest rate changes, the duration of the portfolio's benchmark, spread levels/changes and relative investment manager performance. Because of the smoothing mechanism described above and the use of contract value for participant withdrawals and deposits, such participant cash flows can also impact future crediting rates.

If significant participant withdrawals occurred during a period when the fair value of the assets was materially below the contract value, this could have a negative impact on the future returns for participants. Both wrapper contracts offer enhanced protection (versus standard wrapper contracts) from the impact of participant withdrawals by requiring the wrapper provider to absorb the difference between fair value and contract value once withdrawals exceed contractually specified amounts.

(tabular dollars in thousands)

While the wrapper contracts ensure the ability of participants to access their investments at contract value for participant directed withdrawals, market value withdrawals could occur in the aftermath of certain events. Typically, these events would only give rise to market value withdrawals if the magnitude of withdrawals resulting from the event exceeds 20% of the contract value. These events include premature termination of the contracts by the plan, layoffs and/or plant closings, early retirement incentives, and other plan changes that result from actions undertaken by the plan sponsor or as the result of legal, tax or regulatory changes. At this time, PBG does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable to occur.

The wrapper providers can only terminate at a value different than contract value under an event of default (that was not remedied) such as failure to follow the terms of the contract. If a wrapper provider would like to exit the contract for another reason, the Plan can maintain the contract through an extended termination process designed to ensure continued benefit responsive treatment for withdrawals.

The average yield on the bonds in the wrapped bond portfolio for the years ending December 31, 2008 and 2007 was 6.2% and 5.5%, respectively. The average interest rate credited to participants on the wrapped bond portfolio for the years ending December 31, 2008 and 2007, was 4.1% and 4.8%, respectively.

(6) Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated January 8, 2008, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan Administrator and Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(7) Administrative Costs

All usual and reasonable expenses of the Plan and the Plan Administrator may be paid in whole or in part by PBG, and any expenses not paid by PBG will be paid by the Trustee out of the Trust. All administrative expenses for the years ended December 31, 2008 and 2007 were paid by PBG, except for monthly investment service fees charged to participants, loan origination and quarterly maintenance fees charged to participants who obtained a loan and quarterly recordkeeping fees for certain former employees who maintain a balance under the Plan. Forfeited amounts may be used to pay a portion of the expenses, see Note 1.

(8) Party-in-Interest Transactions

The assets of the Plan invested with the Trustee are considered party-in-interest investments. The Trustee is currently a party-in-interest as a provider of investment management for certain funds. In addition, PBG Stock Fund is an investment fund comprised primarily of shares of common stock issued by PBG. PBG is the Plan sponsor as defined by the Plan.

(9) Plan Termination

Although PBG has not expressed any intent to do so, PBG has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 % vested in their employer contributions.

(10) Risks and Uncertainties

The Plan invests in PBG Master Trust, which invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for plan benefits.

The Plan's exposure to a concentration of risk is limited by the diversification of investments in the Trust across various participant-directed investment options. Additionally, the investments within each participant-directed investment option are further diversified into varied financial instruments, with the exception of the PBG Stock Fund, which primarily invests in a single security.

(11) Subsequent Event

On April 19, 2009, PBG received an unsolicited proposal from PepsiCo to acquire all of the outstanding shares of the Company's common stock not already owned by PepsiCo for $29.50 per share. The proposal consisted of $14.75 in cash plus 0.283 shares of PepsiCo common stock for each share of PBG common stock. PBG's Board of Directors rejected the above mentioned proposal.

EIN# 13-4038356
Plan # 051

Supplemental Schedule

PBG 401(k) Savings Program

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Issuer	Description of Investment	Current Value (in 000's)
* Participant loans	6,878 loans to participants with interest rates of 4% to 10.5%	$ 36,882
* Party-in-interest as defined by Employee Retirement Income Security Act of 1974, as amended ("ERISA")		

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PBG 401(k) Savings Program

June 24, 2009

By: ______________________

Stuart Finkelstein
Director, Financial Plans

PBG 401(k) Savings Program

December 31, 2008

INDEX TO EXHIBITS

Exhibit	
23.1	Consent of Independent Registered Public Accounting Firm – J.H. Cohn LLP

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements Nos. 333-128993, 333-80647 and 333-73302 of PBG 401(k) Savings Program on Form S-8 of our report dated June 24, 2009, appearing in this Annual Report on Form 11-K of PBG 401(k) Savings Program for the year ended December 31, 2008.

J.H. Cohn LLP

Roseland, New Jersey
June 24, 2009